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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  Cucos Inc.
                      (Name of Subject Company (issuer))

                   Jacksonville Restaurant Acquisition Corp.
                                   (Offeror)
      (Names of Filing Persons (identifying status as offeror, issuer or other person))

                                ---------------

                                   229725106
                     (Cusip Number of Class of Securities)

                                James W. Osborn
                   Jacksonville Restaurant Acquisition Corp.
                            2211 Brighton Bay Trail
                          Jacksonville, Florida 32246
                           Telephone: (504) 835-0306
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:

                            Robert M. Walmsley, Jr.
                        Correro Fishman Haygood Phelps
                          Walmsley & Casteix, L.L.P.
                      201 St. Charles Avenue, 46th Floor
                         New Orleans, Louisiana 70170
                           Telephone: (504) 586-5252


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                           CALCULATION OF FILING FEE

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Transaction Value*                                      Amount of Filing Fee



* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,200,000 of the outstanding shares of common stock, no par value per share, of Cucos Inc. at a price per share of $1. The 1,200,000 shares represent approximately 45% of the shares of common stock deemed outstanding for financial reporting purposes as of May 5, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $240
Form or Registration No.:  Schedule TO
Filing Party:  Jacksonville Restaurant Acquisition Corp.
Date Filed:  July 14, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 1 to the tender offer statement on Schedule TO (the "Amendment") is filed by Jacksonville Restaurant Acquisition Corp., a Delaware corporation ("Purchaser"), and relates to the offer by Purchaser to purchase up to a total of 1,200,000 of the outstanding shares of common stock, no par value per share (the

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"Shares"), of Cucos Inc., a Louisiana corporation, at $1 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.

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Item 1.       Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows: The response to the question entitled, "Do you have the financial resources to make payment?" in the Summary Term Sheet in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

       "St. James Asset Investment, Inc. has loaned us approximately $1.2 million, which we will use to purchase up to 1,200,000 shares that are validly tendered and not withdrawn in the offer. See Section 11--"Source and Amount of Funds" of this Offer to Purchase."

Item 4.       Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows: The following sentence is hereby added to the end of the first paragraph of Section 4, "Withdrawal Rights," of the Offer to Purchase:

       "Nevertheless, upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered on or before the Expiration Date, and not properly withdrawn, promptly after the Expiration Date, or else we will return the Shares tendered by or on behalf of you promptly after termination or withdrawal of the Offer."

Item 7.       Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows: The following paragraph is hereby added to the end of Section 11, "Source and Amount of Funds," of the Offer to Purchase: "JRAC plans to repay all amounts advanced to it by St. James to effect the Offer through its intended business expansion plan, which, as described in the Line of Credit Agreement, involves JRAC's acquisition and merger of Cucos and other private and/or public companies engaged in the restaurant franchise business into a public company, and a secondary offering by JRAC.

Item 11.      Additional Information.

Item 11 is hereby amended and supplemented as follows:  The last paragraph of
Section 15, "Conditions of the Offer," of the Offer to Purchase is hereby amended to delete the reference to the SEC and to restate the second bullet point in its entirety as follows:

       "we are not permitted to delay acceptance of and payment for the Shares except as may be necessary to comply in whole or in part with applicable law if all other conditions of the Offer have been satisfied or waived at or before expiration of the Offer."



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify on behalf of the filing person that the information set forth in this statement is true, complete and correct.

                                       Jacksonville Restaurant Acquisition Corp.

                                       By: /s/ James W. Osborn
                                           -----------------------------
                                       Name:  James W. Osborn
                                       Title: President

Dated: August 9, 2000

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